EXHIBIT 12.1

	Three months ended March 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
	(unaudited)
Earnings:
Pretax Income from continuing operations	$17,096,123	$49,752,614	$25,167,380	$6,336,588	$(3,314,694)	$9,228,102
Fixed charges	8,447,400	30,450,471	36,486,361	45,450,398	79,640,808	121,585,223
Total	$25,543,523	$80,203,085	$61,653,741	$51,786,986	$76,326,114	$130,813,325

Fixed Charges:
Interest (expensed and capitalized)	7,559,241	27,043,926	31,876,054	41,369,137	76,490,096	118,882,304
Amortized premiums, discounts and capitalized expenses related to indebtedness	883,678	3,387,123	4,590,397	4,058,255	3,128,657	2,681,235
Estimate of interest within rental expenses	4,481	19,422	19,910	23,006	22,055	21,684
Total	$8,447,400	$30,450,471	$36,486,361	$45,450,398	$79,640,808	$121,585,223

Ratio of earnings to combined fixed charges and preferred stock dividends	3.02	2.63	1.69	1.14	0.96	1.08